Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company Announcement to the Market Itaú Unibanco Holding S.A. (“Itaú Unibanco or Company”) announces to its stockholders and the market in general that Renato Lulia Jacob was nominated on this date by the Company’s Board of Directors as the new Investor Relations Officer(1), replacing Alexsandro Broedel, who ceases to accumulate the functions of Group Executive Finance Director and Head of Investor Relations, remaining as Group Executive Finance Director of the conglomerate. (1) In compliance with the Brazilian Securities and Exchange Commission Instruction No. 480/09, the Investor Relations Officer responsibility is attributed to the elected Director RENATO LULIA JACOB, and until his investiture date, the responsibility will remain with the Executive Director ALEXSANDRO BROEDEL LOPES. The Investor Relations Officer remains reporting to the Executive Vice President of Risks and Finance, Milton Maluhy Filho, Itaú Unibanco’s CFO and CRO. Renato Lulia Jacob has been at Itaú Unibanco Group for 19 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itaú International, in the United States, and Itaú Suisse, in Switzerland (2016 to 2020); Managing Director at Banco Itaú Argentina S.A. (2006 to 2010), and Managing Director and Head of CIB Europe (2011 to 2015). São Paulo, October 29, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director